SECURITIES AND EXCHANGE COMMISSION

			     Washington, D.C.  20549

				    FORM 10-Q
(Mark One)

[x]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
		 SECURITIES EXCHANGE ACT OF 1934

		   For the Quarter Ended September 30, 2002

				      OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
		  SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

		  Commission file number 1-8529


			      LEGG MASON, INC.
	(Exact name of registrant as specified in its charter)

	   MARYLAND                          52-1200960
(State or other jurisdiction of         (I.R.S. Employer
 incorporation or organization)          Identification No.)


	   100 Light Street - Baltimore, MD        21202
    (Address of principal executive offices)    (Zip code)


			       (410) 539-0000
	    (Registrant's telephone number, including area code)

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

			   Yes   X        No _____

  Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

64,776,549 shares of common stock and 2,415,520 exchangeable shares as of the close of business on November 4, 2002. The exchangeable shares, which were issued by Legg Mason Canada Holdings in connection with the acquisition of Perigee Inc., are exchangeable at any time into common stock on a one-for-one basis and entitle holders to dividend, voting and other rights equivalent to common stock.

PART I.  FINANCIAL INFORMATION



Item 1.  Financial Statements

			LEGG MASON, INC. AND SUBSIDIARIES
		       CONSOLIDATED STATEMENTS OF EARNINGS
		    (In thousands, except per share amounts)
				   (Unaudited)


					   Three months        Six months
				       ended September 30,  ended September 30,

					  2002      2001      2002       2001

Revenues

   Investment advisory and related fees $203,133  $181,819  $425,481  $351,272
   Commissions.........................   79,138    79,402   163,966   162,745
   Principal transactions..............   41,188    31,207    77,423    64,453
   Investment banking..................   28,075    27,214    59,610    47,618
   Interest............................   30,266    48,843    59,806   103,586
   Other...............................   13,715     4,467    26,606    24,278

     Total revenues....................  395,515   372,952   812,892   753,952
   Interest expense....................   24,149    37,884    49,102    72,562

     Net revenues......................  371,366   335,068   763,790   681,390


Non-Interest Expenses
   Compensation and benefits..........   217,523   202,616   452,614   416,235
   Communications and technology......    22,865    24,960    45,525    51,141
   Occupancy..........................    17,144    16,132    33,123    30,987
   Amortization of intangibles........     6,227     4,531    12,545     6,344
   Other..............................    35,362    35,851    67,380    66,362

    Total non-interest expenses.......   299,121   284,090   611,187   571,069


Earnings Before Income Tax Provision.     72,245    50,978   152,603   110,321
   Income tax provision...............    26,874    20,588    58,214    44,570

Net Earnings ........................   $ 45,371  $ 30,390  $ 94,389  $ 65,751


Earnings per common share
  Basic..............................   $   0.69  $   0.47  $   1.43  $   1.01
  Diluted............................   $   0.66  $   0.45  $   1.37  $   0.97


Weighted average number of common
 shares outstanding
  Basic..............................     66,020    65,171    66,008    64,912
  Diluted............................     68,446    68,055    68,785    68,042


Dividends declared per common share..   $   0.11  $   0.10  $   0.21  $   0.19


Book value per common share..........                       $  17.40  $  15.09




	       See notes to consolidated financial statements.



			LEGG MASON, INC. AND SUBSIDIARIES
		 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
			      (Dollars in thousands)


						September 30,   March 31, 2002

						    2002

						 (Unaudited)


Assets

 Cash and cash equivalents....................     $  559,889      $  468,377
 Cash and securities segregated for regulatory
  purposes or deposited with clearing
  organizations...............................      2,579,382       2,501,613
 Securities purchased under agreements to
  resell......................................         63,000               -
 Receivables:
  Customers...................................        940,123         996,123
  Investment advisory and related fees........        107,526         114,546
  Brokers and dealers and other...............         80,503         119,058
 Securities borrowed..........................        238,999         324,417
 Financial instruments owned, at fair value...        162,384         133,709
 Investment securities, at fair value.........         23,696          27,737
 Investments of finance subsidiaries..........         96,128          97,263
 Equipment and leasehold improvements, net....         71,832          69,146
 Intangible assets, net.......................        483,511         494,001
 Goodwill.....................................        453,442         443,422
 Other........................................        154,389         150,202

Total Assets..................................     $6,014,804      $5,939,614


Liabilities and Stockholders' Equity
 Liabilities
  Payables:
   Customers..................................     $3,234,421      $3,249,522
   Brokers and dealers........................         37,529          35,009
  Securities loaned...........................        198,455         279,615
  Short-term borrowings.......................        118,547           3,560
  Financial instruments sold, but not yet
    purchased, at fair value..................         36,549          37,909
  Accrued compensation........................        152,500         202,433
  Other.......................................        176,636         169,896
  Notes payable of finance subsidiaries.......        108,954          97,659
  Long-term debt..............................        783,084         779,463

 Total Liabilities............................      4,846,675       4,855,066


 Commitments and Contingencies (Note 8)


 Stockholders' Equity
  Common stock................................          6,470           6,444
  Shares exchangeable into common stock.......          9,102           9,400
  Additional paid-in capital..................        361,154         358,972
  Deferred compensation and employee note
   receivable.................................        (33,790)        (32,007)
  Employee stock trust........................       (102,817)        (90,674)
  Deferred compensation employee stock trust..        102,817          90,674
  Retained earnings...........................        831,909         751,635
  Accumulated other comprehensive loss, net...         (6,716)         (9,896)

 Total Stockholders' Equity...................      1,168,129       1,084,548

Total Liabilities and Stockholders' Equity....     $6,014,804      $5,939,614




		See notes to consolidated financial statements.



		     LEGG MASON, INC. AND SUBSIDIARIES
		   CONSOLIDATED STATEMENTS OF CASH FLOWS
			    (Dollars in thousands)
				 (Unaudited)


						      Six months ended
							September 30,
							2002       2001

Cash Flows from Operating Activities:
 Net earnings........................................ $ 94,389    $ 65,751
  Non-cash items included in earnings:
   Depreciation and amortization.....................   27,424      19,312
   Accretion and amortization of securities discounts
     and premiums, net...............................    3,828       2,232
   Originated mortgage servicing rights..............     (758)       (981)
   Deferred compensation.............................    4,951       4,339
   Unrealized (gains)losses on investments.........      2,482      (2,576)
   Other.............................................    1,086         849
  Deferred income taxes..............................    7,402       6,930

 Decrease(increase) in assets excluding acquisitions:
  Cash and securities segregated for regulatory
   purposes or deposited with clearing organizations.  (77,769)   (226,533)
  Receivable from customers..........................   56,000      74,396
  Receivable from investment advisory and related
   fees..............................................    7,213     (11,217)
  Receivable from brokers and dealers and other......   38,998     (43,226)
  Securities borrowed................................   85,418      (4,458)
  Financial instruments owned........................  (28,675)   (106,737)
  Other..............................................   (5,819)    (13,880)
 Increase (decrease) in liabilities excluding
   acquisitions:
  Payable to customers...............................  (15,101)    120,469
  Payable to brokers and dealers.....................    2,520      51,119
  Securities loaned..................................  (81,160)    (40,999)
  Financial instruments sold, but not yet purchased..   (1,360)     24,506
  Accrued compensation...............................  (50,121)    (10,494)
  Other..............................................   (6,414)    (13,760)


Cash Provided by (Used for) Operating Activities.....   64,534    (104,958)


Cash Flows from Investing Activities:
 Payments for:
   Equipment and leasehold improvements..............  (16,011)    (10,691)
   Asset management contracts and mortgage servicing
    portfolios.......................................        -      (2,163)
   Acquisitions, net of cash acquired................   (3,115)   (688,736)
 Net increase in securities purchased under
   agreements to resell..............................  (63,000)   (115,000)
 Purchases of investment securities..................   (8,309)     (6,716)
 Proceeds from sales and maturities of investment
   securities........................................   24,288      27,925


Cash Used for Investing Activities...................  (66,147)   (795,381)





		     LEGG MASON, INC. AND SUBSIDIARIES
		   CONSOLIDATED STATEMENTS OF CASH FLOWS
				(continued)
			  (Dollars in thousands)
				(Unaudited)


						      Six months ended
							September 30,

							2002        2001


Cash Flows from Financing Activities:
 Net increase in short-term borrowings...............  114,987       84,531
 Net proceeds from issuance of long-term debt........        -      664,837
 Repayment of notes payable of finance subsidiaries..        -      (26,676)
 Issuance of common stock............................   13,327       15,244
 Repurchase of common stock..........................  (22,291)           -
 Dividends paid......................................  (13,422)     (11,822)


Cash Provided by Financing Activities................   92,601      726,114

Effect of Exchange Rate Changes on Cash..............      524        1,186
Net Increase (Decrease) in Cash and Cash
  Equivalents........................................   91,512     (173,039)
Cash and Cash Equivalents at Beginning of Period.....  468,377      556,148

Cash and Cash Equivalents at End of Period........... $559,889     $383,109




SUPPLEMENTAL DISCLOSURE:

Noncash activity:

The value of common stock issued in connection with a business acquisition was $3,262 for the six months ended September 30, 2002.




		See notes to consolidated financial statements.



			LEGG MASON, INC. AND SUBSIDIARIES
		CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
				(Dollars in thousands)
				     (Unaudited)


					Three months ended    Six months ended
					   September 30,        September 30,

					   2002      2001      2002     2001


Net earnings...........................  $45,371   $30,390    $94,389  $65,751


Other comprehensive income:
 Foreign currency translation
   adjustment..........................      184     1,608      5,191    2,214
 Unrealized gains(losses)on investment
   securities:
    Unrealized holding gains (losses)
     arising during the period.........     (136)      968       (427)     650
    Reclassification adjustment for
     (gains)losses included in net
     income............................       90         -         90     (160)

    Net unrealized gains (losses)......      (46)      968       (337)     490


 Deferred gains(losses) on cash flow
   hedges..............................      686         -     (2,726)       -


 Deferred income taxes.................     (275)      (35)     1,052     (236)


  Total other comprehensive income.....      549     2,541      3,180    2,468

Comprehensive income...................  $45,920   $32,931    $97,569  $68,219





		See notes to consolidated financial statements.

			LEGG MASON, INC. AND SUBSIDIARIES
		     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
		      (In thousands, except per share amounts)
				  September 30, 2002
				      (Unaudited)

1. Interim Basis of Reporting:

	The accompanying unaudited interim consolidated financial statements of Legg Mason, Inc. and its subsidiaries (collectively "Legg Mason") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. The interim consolidated financial statements have been prepared utilizing the interim basis of reporting and, as such, reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. The nature of Legg Mason's business is such that the results of any interim period are not necessarily indicative of the results for a full year.

	The information contained in the interim consolidated financial statements should be read in conjunction with Legg Mason's latest Annual Report on Form 10-K filed with the Securities and Exchange Commission. Where appropriate, prior year's financial statements have been reclassified to conform to the current year's presentation.
Unless otherwise noted, all per share amounts include both common shares of Legg Mason and shares issued in connection with the acquisition of Perigee Inc., which are exchangeable into common shares of Legg Mason on a one-for-one basis at any time.

	The interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the interim consolidated financial statements.

2. Net Capital Requirements:

	Legg Mason's broker-dealer subsidiaries are subject to the Securities and Exchange Commission's Uniform Net Capital Rule. The Rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would fall below specified levels. As of September 30, 2002, the broker-dealer subsidiaries had aggregate net capital, as defined, of $326,620 which exceeded required net capital by $306,616.

3. Financial Instruments Owned, at Fair Value:

	At September 30, 2002, Legg Mason had pledged securities owned of $540 as collateral to counterparties for securities loaned transactions, which can be sold or repledged by the counterparties.

4. Intangible Assets and Goodwill:

	The following table reflects the components of intangible assets as of September 30, 2002:


						Cost    Accumulated
							Amortization

Amortized intangible assets:
  Asset management contracts                  $359,277       $41,140
  Mortgage servicing contracts                   9,676         3,443

 Total amortized intangible assets            $368,953       $44,583


Indefinite-life intangible assets:
  Fund management contracts                   $104,441       $   -
  Trade names                                   54,700           -

 Total indefinite-life intangible assets      $159,141       $   -



	Included in other expenses for the quarter ended September 30, 2002 is an impairment charge of $687 related to Legg Mason's asset management segment. This charge represents acquired asset management contracts that were terminated during the period.

	Estimated amortization expense for each of the next five fiscal years is as follows:

	   Fiscal year ended March 31:                  Amount

	   2003                                        $24,839
	   2004                                         23,611
	   2005                                         23,304
	   2006                                         22,828
	   2007                                         22,088


	The carrying value of goodwill of $453,442 at September 30, 2002 is primarily attributable to Legg Mason's asset management reporting segment. The increase in the carrying value of goodwill since March
31, 2002 reflects approximately $5,200 from the impact of changes in foreign currency exchange rates, approximately $3,000 related to an increase in ownership interest in Barrett Associates, Inc. and approximately $1,800 from the acquisition of the assets of an investment advisor which was not material to Legg Mason's financial statements.

5.      Short-Term Borrowings:

	At September 30, 2002, Legg Mason had an outstanding borrowing of $118,547 under a compensating balance arrangement. The proceeds of the borrowing were used to purchase short-term, highly liquid securities. These securities are pledged as collateral for the credit facility and, due to their characteristics, are classified as cash equivalents on the September 30, 2002 Statement of Financial
Condition. As the securities mature, the cash proceeds are used to pay-down the outstanding balance of the credit facility or to purchase additional securities, which are then pledged as collateral for the borrowing.

6. Earnings Per Share:

	Basic earnings per share ("EPS") is calculated by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares.

	The following tables present the computations of basic and diluted EPS for the three and six months ended September 30, 2002 and 2001 (shares in thousands):




					Three months ended September 30,

					     2002              2001

					 Basic   Diluted   Basic   Diluted

Weighted average common
 shares outstanding                      66,020  66,020    65,171  65,171
Potential common shares:
  Employee stock options                      -   1,962         -   2,394
  Shares related to
    deferred compensation                     -     464         -     490

Weighted average common
  and common equivalent
  shares outstanding                     66,020  68,446    65,171  68,055

Net earnings applicable
   to common stock                      $45,371 $45,371   $30,390 $30,390

Earnings per common share               $  0.69 $  0.66   $  0.47 $  0.45





<Page 10>




					  Six months ended September 30,

					      2002              2001

					 Basic   Diluted   Basic   Diluted

Weighted average common
 shares outstanding                      66,008  66,008    64,912  64,912
Potential common shares:
  Employee stock options                      -   2,263         -   2,629
  Shares related to
    deferred compensation                     -     514         -     501

Weighted average common
  and common equivalent
  shares outstanding                     66,008  68,785    64,912  68,042

Net earnings applicable
   to common stock                      $94,389 $94,389   $65,751 $65,751

Earnings per common share               $  1.43 $  1.37   $  1.01 $  0.97




7. Accounting Developments:

	The following pronouncements have been issued by the Financial Accounting Standards Board ("FASB").

	Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" requires the fair value of a liability to be recorded for costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred if it can be reasonably estimated.

	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."
This statement principally addresses implementation issues of SFAS No. 121, including developing a single accounting model for long-lived assets to be disposed of by sale.

	SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" primarily provides guidance for reporting gains and losses from extinguishments of debt and sale-leaseback transactions.

	SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

	During the six months ended September 30, 2002, SFAS Nos. 143, 144 and 145 became effective and did not impact the consolidated financial statements.

	Legg Mason has not yet determined the impact of adoption of SFAS
No. 146.

8. Commitments and Contingencies:

	Legg Mason leases office facilities and equipment under non-cancelable operating leases and also has multi-year agreements for data processing and other services. These leases and service agreements expire on varying dates through 2015. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

	The minimum annual aggregate rentals for each fiscal year are as follows:

	    Remaining 2003....................      $  33,817
	    2004..............................         58,451
	    2005..............................         47,988
	    2006..............................         40,079
	    2007..............................         35,422
	    Thereafter........................        108,289

	    Total.............................      $ 324,046


	In August 2002, one of Legg Mason's subsidiaries entered into a ten-year lease commitment commencing May 2004 to replace its current lease when it expires. Legg Mason, Inc. is a guarantor on the lease. The minimum annual aggregate rentals under this lease are included in the table above.

	Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason has also been involved in governmental and self regulatory agency investigations and proceedings. In accordance with SFAS No. 5, "Accounting for Contingencies," Legg Mason has established reserves for potential losses that may result from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these actions cannot be currently determined, in the opinion of management, after consultation with legal counsel, the actions are expected to be resolved with no material adverse effect on Legg Mason's financial condition. However, if during any period a potential adverse contingency should become probable or resolved, the results of operations in that period could be materially affected. In addition, the ultimate costs of litigation-related charges can vary significantly from period to period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits, and recoveries from indemnification, contribution or insurance reimbursement.

9. Business Combinations and Dispositions:

	Legg Mason acquired Royce & Associates, Inc. ("Royce") on October 1, 2001, and Private Capital Management, L.P. ("PCM") on August 1,
2001. The following unaudited pro-forma consolidated results are presented as though the acquisitions of Royce and PCM had occurred as of the beginning of each period presented.

				    Three months ended    Six months ended
				    September 30, 2001   September 30, 2001

Net revenues                            $349,182               $726,533

Net earnings                            $ 32,030               $ 74,605

Earnings per common share:
	Basic                           $   0.49               $   1.15
	Diluted                         $   0.47               $   1.10

	Legg Mason has contractual obligations to make future payments in connection with business acquisitions if the acquired entities achieve certain revenue levels. These payments are payable through fiscal 2007 and will not exceed approximately $814,900.

	During the quarter ended September 30, 2002, Legg Mason sold certain contracts in its bank brokerage network for proceeds of $1,600, which resulted in a pre-tax gain of $1,300. Additionally, the sale provides for future contingent proceeds over the next two years based on certain performance provisions. The total sales price is not expected to exceed $3,200.

10. Business Segment Information:

	Legg Mason currently operates through four business segments:
Asset Management, Private Client, Capital Markets and Other. The business segments are based upon factors such as the services provided and distribution channels served. Certain services that Legg Mason offers are provided to clients through more than one of its business segments. Legg Mason allocates certain common income and expense items among its business segments based upon various methodologies and factors. These methodologies are by their nature subjective and are reviewed periodically by management. Business segment results in the future may reflect reallocations of revenues and expenses that result from changes in methodologies, but such reallocations will have no effect on Legg Mason's consolidated results of operations.

	The Asset Management segment provides investment advisory services to company-sponsored investment funds and asset management services to institutional and individual clients. Investment advisory and related fees earned by Asset Management vary based upon factors such as the type of underlying investment product, the amount of assets under management and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for meeting or exceeding performance benchmarks.

	The Private Client segment distributes a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. Private Client's primary sources of revenues consist of commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned on mutual funds, fees earned on fee-based brokerage and managed accounts and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment are reported in Private
Client when sold through its branch distribution network.

	The Capital Markets segment consists of Legg Mason's equity and fixed income institutional sales and trading and corporate and public finance advisory and underwriting activities. Sales credits associated with underwritten offerings are reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also include realized and unrealized gains and losses on investments acquired in connection with merchant banking and investment banking activities.

	The Other segment consists principally of Legg Mason's real estate service business and unallocated corporate revenues and expenses.

	Business segment financial results are as follows:



			       Three months ended     Six months ended
				 September 30,          September 30,

				2002        2001         2002       2001

Net revenues:
  Asset Management........... $151,636   $124,150     $314,667   $241,658
  Private Client.............  145,600    151,440      302,057    309,499
  Capital Markets............   67,712     49,846      133,529    113,977
  Other......................    6,418      9,632       13,537     16,256

			      $371,366   $335,068     $763,790   $681,390


Earnings before income tax
 provision:
  Asset Management........... $ 40,127   $ 30,490     $ 86,469   $ 64,878
  Private Client.............   18,966     14,035       39,613     26,753
  Capital Markets............   13,994      5,658       27,751     18,338
  Other......................     (842)       795       (1,230)       352

			      $ 72,245   $ 50,978     $152,603   $110,321


	Legg Mason does not analyze asset information in all business segments.

	Legg Mason principally operates in the United States of America, the United Kingdom and Canada. Revenues and expenses for geographic purposes are allocated based on the location of the office providing the service.

	Results by geographic region are as follows:


				Three months ended    Six months ended
				 September 30,          September 30,

				 2002       2001        2002       2001

Net revenues:
  United States.............  $354,551   $317,312    $728,452   $645,328
  United Kingdom............     8,385      8,868      17,934     17,670
  Canada....................     5,938      7,302      12,625     14,916
  Other.....................     2,492      1,586       4,779      3,476

			      $371,366   $335,068    $763,790   $681,390

Earnings before income tax
 provision:
  United States.............  $ 71,790   $ 47,089    $149,906   $105,878
  United Kingdom............      (850)      (355)     (2,218)    (3,479)
  Canada....................     1,196      3,846       3,969      6,943
  Other.....................       109        398         946        979

			      $ 72,245   $ 50,978    $152,603   $110,321


Item 2. Management's Discussion and Analysis of Results of
	Operations and Financial Condition

Legg Mason, Inc., a holding company, and its subsidiaries (collectively "Legg Mason") are principally engaged in providing asset management, securities brokerage, investment banking and related financial services to individuals, institutions, corporations and municipalities. We currently operate through four business segments:
Asset Management, Private Client, Capital Markets and Other.

Our profitability may vary significantly from period to period as a result of a variety of factors, including the amount of assets under management, the volume of trading in securities, the volatility and general level of securities prices and interest rates, the level of customer margin and credit account balances and the demand for investment banking services. Accordingly, sustained periods of unfavorable market conditions may adversely affect our profitability. For a further discussion of factors that may affect our results of operations, refer to Item 1 - "Business - Factors Affecting the Company and the Financial Services Industry" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

Terms such as "we," "us," "our," and "company" refer to Legg Mason.

Business Environment

Market conditions continued to be volatile and weak during the quarter ended September 30, 2002 as the economic outlook remained uncertain. The difficult equity market conditions continued to plague investors and our industry and corporate governance and quality of financial reporting issues in the U.S. further eroded investor confidence. The Dow Jones Industrial Average, the Nasdaq Composite Index and the S&P 500 were down 18%, 20% and 18%, respectively, for the quarter ended September 30, 2002 and down 27%, 37% and 29%, respectively, for the six months ended September 30, 2002. In addition, regulatory proceedings and investigations of the relationships between research analysts and investment banking operations at financial services companies has created uncertainty as to whether companies in the industry will be required to make significant changes in their research or investment banking operations. Fixed income markets benefited during the quarter due to declining interest rates and significant volatility in corporate bond trading.

Results of Operations

Despite the difficult equity market conditions, net revenues, net earnings and diluted earnings per share were up 11%, 49% and 47%, respectively as compared to the prior year's quarter, and were up 12%, 44% and 41%, respectively as compared to the prior six month period. These increases were primarily the result of the addition of fees and earnings from Royce & Associates, Inc. ("Royce"), acquired on October 1, 2001, a full period of fees and earnings from Private Capital Management, L.P. ("PCM"), acquired on August 1, 2001, as well as growth at Royce, PCM and our fixed income investment advisor.
Compared to the quarter ended June 30, 2002, net revenues, net earnings and diluted earnings per share declined 5%, 7% and 7%, respectively. These decreases were primarily a result of lower revenues from our asset management and investment banking activities, offset in part by decreased compensation costs and increased net interest profit. If weaknesses in the equity markets and low investor confidence continue for the remainder of fiscal 2003, our revenues and profits are likely to be negatively impacted.

During the second fiscal quarter and the six months ended September 30, 2002, net revenues rose 11% to $371.4 million and 12% to $763.8 million, respectively, over the prior year periods. Net earnings increased 49%, to $45.4 million, and 44%, to $94.4 million, during the quarter and six months ended September 30, 2002, respectively. Diluted earnings per share for the quarter and six months ended were $0.66 and $1.37, an increase of 47% and 41%, respectively, over the prior year periods. The increase in net earnings in both the quarter and six months ended September 30, 2002 was principally the result of an increase in investment advisory and related fees, resulting primarily from the acquisitions of PCM and Royce and growth at our fixed income investment advisor, offset in part by a significant decline in net interest profit.

Revenues from asset management activities increased 12% to $203.1 million during the quarter ended September 30, 2002, and increased 21% to $425.5 million during the six months ended September 30, 2002. These increases result primarily from the impact of the acquisitions of Royce and PCM and growth at our fixed income investment advisor, offset in part by declines in fees from company-sponsored equity mutual funds.

Revenues from securities brokerage activities, including both commissions and principal transactions, increased 9% to $120.3 million during the quarter ended September 30, 2002, primarily as a result of an increase in institutional fixed income transaction volume. Securities brokerage revenues increased 6% to $241.4 million during the six months ended September 30, 2002 as a result of an increase in the volume of institutional fixed income and listed securities transactions and an increase in sales of non-affiliated mutual funds. These increases were offset in part by a decline in retail equity securities transactions.

Revenues from investment banking activities increased 3% to $28.1 million during the quarter ended September 30, 2002, primarily due to an increase in corporate selling concessions and other fees from underwritten transactions, as well as municipal banking fees. Investment banking revenues increased 25% to $59.6 million during the six months ended September 30, 2002, primarily due to a $10.4 million increase in corporate selling concessions and underwriting fees.

Other revenues during the quarter ended September 30, 2002 increased 207% to $13.7 million, primarily as a result of $5.6 million of unrealized losses in the prior year's quarter on warrants acquired in connection with private placements and a $1.3 million realized gain on the sale in the current quarter of certain contracts in our bank brokerage network. These increases were offset by a decline in loan origination fees earned at our mortgage banking subsidiary. Other revenues during the six months ended September 30, 2002 increased 10% to $26.6 million, primarily as a result of an increase in customer related account fees and the realized gain on the sale of the bank brokerage contracts, offset by unrealized losses on firm investments and a decline in activity from our mortgage banking subsidiary.

Net interest profit declined 44% to $6.1 million from $11.0 million in the prior year's quarter primarily as a result of significantly lower average interest rates earned on lower customer margin and firm investment account balances, offset in part by lower interest rates paid on customer credit account balances. Net interest profit declined 66% to $10.7 million from $31.0 million in the prior six month period, primarily as a result of an increase in acquisition-related debt and lower average interest rates earned on customer margin and firm investment account balances. During the quarter and six months ended September 30, 2002, net interest profit accounted for 8% and 7% of consolidated pre-tax profits, down significantly from 22% and 28%, respectively, in the prior year periods.

Quarter Ended September 30, 2002 Compared to Quarter Ended September
30, 2001


Revenues By Segment

The following table sets forth, for the periods indicated, net revenues and pre-tax earnings by business segment.


					      Three months ended
						 September 30,

					       2002        2001

Net revenues:
  Asset Management...........                  $151,636    $124,150
  Private Client.............                   145,600     151,440
  Capital Markets............                    67,712      49,846
  Other......................                     6,418       9,632

					       $371,366    $335,068


Earnings before income tax
 provision:
  Asset Management...........                  $ 40,127    $ 30,490
  Private Client.............                    18,966      14,035
  Capital Markets............                    13,994       5,658
  Other......................                      (842)        795

					       $ 72,245    $ 50,978



Asset Management:

Asset Management net revenues increased by $27.5 million or 22% and pre-tax earnings increased $9.6 million or 32% over last year's quarter. The impact of the acquisition of Royce and a full quarter of results from PCM added net revenues of $27.1 million and pre-tax earnings of $9.6 million (including the interest expense related to the debt issued to finance the acquisitions). Our fixed income investment advisor contributed $10.3 million to the increase in net revenues. These increases were offset in part by declines in fees from company-sponsored equity mutual funds. The pre-tax profit margin increased to 27% from 25%. Asset Management represented 41% of consolidated net revenues for the quarter ended September 30, 2002, an increase from 37% in the corresponding quarter of the prior year. Total assets under management were $176.6 billion as of September 30, 2002, an increase of $19.2 billion or 12% from September 30, 2001, including assets managed by Royce. As of September 30, 2002, approximately $54.4 billion or 31% of assets under management were equity related and $122.2 billion or 69% were fixed income related.
As of September 30, 2001, approximately $51.4 billion or 33% of assets under management were equity related and $106.0 billion or 67% were fixed income related. Our assets under management mix as of September 30, 2002 was as follows: Mutual Funds - $32.2 billion (18%); Institutional - $126.3 billion (72%); and Wealth Management - $18.1 billion (10%).

Private Client:

Private Client net revenues decreased $5.8 million, while pre-tax earnings increased by $4.9 million or 35% over the prior year's quarter. Despite a 4% decline in net revenues, which primarily resulted from a decrease in distribution fee revenues on company-sponsored equity mutual funds, improved net earnings resulted from a sharp decline in expenses, primarily attributable to expense reduction initiatives implemented last year, including consolidated branches, reductions in employees, and lower costs for communication services. In addition, net revenues and pre-tax earnings benefited from the sale of certain contracts in our bank brokerage network for $1.6 million, which resulted in a pre-tax gain of $1.3 million. The pre-tax profit margin increased to 13% from 9%. Private Client represented 39% of consolidated net revenues in September 2002, a decrease from 45% in the prior year's quarter. Net interest profit in Private Client decreased 17% to $13.0 million for the quarter ended September 30, 2002, primarily due to significantly lower average interest rates earned on firm investments and customer margin account balances, offset in part by a decrease in interest paid on customer credit account balances.

Capital Markets:

Capital Markets net revenues of $67.7 million increased 36% from $49.8 million in the prior year's quarter and pre-tax earnings rose $8.3 million to $14.0 million, primarily as a result of an increase in institutional fixed income and equity transaction volume and higher trading profits. Additionally, unrealized losses recorded in the prior year's quarter related to warrants acquired in connection with private placements and an increase in fees from real estate financing transactions contributed to the increases. The pre-tax profit margin increased to 21% from 11%. Capital Markets represented 18% of consolidated net revenues for the quarter September 30, 2002, an increase from 15% in the prior year's quarter.

Other:

Other revenues consist principally of the results of our real estate service business and unallocated corporate revenues and expenses. Net revenues decreased 33% to $6.4 million from $9.6 million in the corresponding prior year period, primarily due to a reduction in loan origination and mortgage servicing fees.


Expenses

Compensation and benefits:

Compensation and benefits increased 7% to $217.5 million from $202.6 million in the prior year's quarter, primarily attributable to the addition of expenses of PCM and Royce of approximately $12.2 million and higher profitability-based incentive expense related to asset management activities. These increases were offset in part by a decline in commissions of $1.8 million, primarily due to a decline in sales and distribution fee commissions and reduced expenses due to a lower number of private client employees.

Communications and technology:

Communications and technology expense declined 8% to $22.9 million from $25.0 million in the prior year's quarter, primarily as a result of decreased costs for technology, quote services and postage.

Occupancy:

Occupancy was $17.1 million, up 6% from $16.1 million in the corresponding prior year quarter, primarily due to increases in operating expenses at our corporate headquarters.

Amortization of intangible assets:

Amortization of intangible assets increased to $6.2 million for the quarter ended September 30, 2002 from $4.5 million, primarily as a result of amortization of asset management contracts acquired in the PCM acquisition.

Other:

Other expenses decreased 1% to $35.4 million from $35.9 million in the prior year's quarter, primarily as a result of a decrease in litigation expenses of approximately $3.5 million, partially offset by an increase in expenses from Royce, principally commissions paid to third party distributors of Royce funds.

Income tax provision:

The provision for income taxes increased 31% to $26.9 million, from $20.6 million in the prior year's quarter, primarily as a result of the increase in pre-tax earnings. The effective tax rate declined to 37.2% in the September 2002 quarter from 40.4% in the September 2001 quarter due to lower effective state income tax rates, $2.0 million in one-time net state income tax refunds and a reduced effective foreign tax rate.

Six Months Ended September 30, 2002 Compared to Six Months Ended
September 30, 2001


Revenues By Segment

The following table sets forth, for the periods indicated, net revenues and pre-tax earnings by business segment.




						Six months ended
						  September 30,

						2002      2001

Net revenues:
  Asset Management...........                $314,667   $241,658
  Private Client.............                 302,057    309,499
  Capital Markets............                 133,529    113,977
  Other......................                  13,537     16,256

					     $763,790   $681,390

Earnings before income tax
 provision:
  Asset Management...........                $ 86,469   $ 64,878
  Private Client.............                  39,613     26,753
  Capital Markets............                  27,751     18,338
  Other......................                  (1,230)       352

					     $152,603   $110,321



Asset Management:

Net revenues in Asset Management increased by $73.0 million or 30% and pre-tax earnings increased $21.6 million or 33% over the prior year's period principally as a result of the addition of $69.2 million of net revenues and $26.2 million of pre-tax earnings from Royce and PCM (including an increase of $8.0 million in interest expense related to the debt issued to finance the acquisitions), as well as growth at our fixed income investment advisor. These increases were offset in part by declines in fees from company-sponsored equity mutual funds. In addition, interest revenue decreased $6.1 million, primarily as a result of lower account balances and a decrease in average interest rates earned on firm investments. Proceeds from the issuance of debt were included in the prior year period. The pre-tax profit margin increased to 28% from 27%. Asset Management represented 41% of consolidated net revenues for the six months ended September 30, 2002, an increase from 35% in the prior year's period.

Private Client:

Private Client net revenues for the six months ended September 30, 2002 decreased $7.4 million, while pre-tax earnings increased by $12.9 million or 48%, over the prior year's period. Net revenues declined primarily due to a decrease in distribution fee revenues on company-sponsored equity mutual funds. The pre-tax profit margin increased to 13% from 9%. The improvements in net earnings and profit margin are due to a decline in non-interest expenses, primarily attributable to expense reduction initiatives implemented last year, including consolidated branches, a reduced number of employees, and lower costs for communication services. Private Client represented 40% of consolidated net revenues in September 2002, a decrease from 45% in the prior year's period. Net interest profit in Private Client decreased 22% to $24.9 million for the six months ended September 30, 2002, primarily due to significantly lower average interest rates earned on firm investments and customer margin account balances, offset in part by a decrease in interest paid on customer credit account balances.

Capital Markets:

Capital Markets net revenues were $133.5 million, an increase of 17% from $114.0 million in the prior year's period, and the pre-tax profit margin increased to 21% from 16%. These increases were attributable to an increase in institutional fixed income and equity transaction volume and higher trading profits, coupled with increased revenues from structured financings. These increases were partially offset by a decrease in fees earned on corporate banking transactions and an unrealized loss on warrants acquired in connection with private placements. Capital Markets represented 17% of consolidated net revenues in both the six months ended September 30, 2002 and 2001.

Other:

Other revenues consist principally of the results of our real estate service business and unallocated corporate revenues and expenses. In the six months ended September 30, 2002, net revenues and pre-tax earnings declined $2.7 million and $1.6 million, respectively, from the prior year's period, reflecting reductions in loan origination fees and interest on firm investments, partially offset by a $0.9 million write-down of private equity investments in the September 2001 period.

Expenses

Compensation and benefits:

Compensation and benefits increased 9% to $452.6 million from $416.2 million in the prior year's period, primarily attributable to the addition of expenses of PCM and Royce of approximately $28.3 million and higher profitability-based incentive expense related to asset management and fixed income capital markets activities. These increases were offset in part by a decline in sales and distribution fee commissions of $5.4 million and reduced expenses due to a lower number of private client employees.

Communications and technology:

Communications and technology expense declined 11% to $45.5 million from $51.1 million in the prior year's period, primarily as a result of decreased costs for quote services, printed materials and technology.

Occupancy:

Occupancy was $33.1 million, up 7% from $31.0 million in the prior year's period, primarily due to the addition of expenses of acquired entities and increases in operating expenses at our corporate headquarters.

Amortization of intangible assets:

Amortization of intangible assets increased to $12.5 million for the six months ended September 30, 2002 from $6.3 million in the prior year, primarily as a result of amortization of asset management contracts acquired in the PCM acquisition.

Other:

Other expenses increased 2% to $67.4 million from $66.4 million in the prior year's period, primarily as a result of an increase in expenses from Royce, principally commissions paid to third party distributors of Royce funds, offset in part by a decline in litigation expenses of approximately $3.2 million.

Income tax provision:

The provision for income taxes increased 31% to $58.2 million, from $44.6 million in the prior year's period, primarily as a result of the increase in pre-tax earnings. The effective tax rate declined to 38.1% in the six months ended September 30, 2002 from 40.4% in the prior year's period due to lower effective state income tax rates, $2.0 million in one-time net state income tax refunds and a reduced effective foreign tax rate.

Business Segments

We allocate certain common income and expense items among its business segments based upon various methodologies and factors. These methodologies are by their nature subjective and are reviewed periodically by management. Business segment results in the future may reflect reallocations of revenues and expenses that result from changes in methodologies, but such reallocations will have no effect on our consolidated results of operations.

Liquidity and Capital Resources

The primary objective of our capital structure and funding practices is to appropriately support Legg Mason's business strategies, as well as the regulatory capital requirements of our subsidiaries, and to provide needed liquidity at all times. Liquidity and the access to liquidity are essential to our on-going operations. For a further discussion of our principal liquidity and capital resources policies, see our Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

Except for the use of Legg Mason's short-term credit facilities to finance a compensating balance arrangement described below, and the increase in stockholder's equity from the results of operations for the quarter and six months ended September 30, 2002, there has been no material change in our financial condition since March 31, 2002. Excess cash is typically invested primarily in institutional money market funds or securities purchased under agreements to resell.

At September 30, 2002, Legg Mason had an outstanding borrowing of $118.5 million under a compensating balance arrangement. The proceeds of the borrowing were used to purchase short-term, highly liquid securities. These securities are pledged as collateral for the credit facility and, due to their characteristics, are classified as cash equivalents on our September 30, 2002 Statement of Financial Condition. As the securities mature, the cash proceeds are used to pay-down the outstanding balance of the credit facility or to purchase additional securities, which are then pledged as collateral for the borrowing. In addition, from time to time, we may borrow from our committed, unsecured revolving credit facility for short-term general corporate purposes.

Legg Mason's assets consist primarily of cash and cash equivalents, collateralized short-term receivables, investment advisory fee receivables, securities owned and borrowed, intangible assets and goodwill. Our assets are principally funded by payables to customers, securities loaned, bank loans, long-term debt and equity.

At September 30, 2002, Legg Mason's total assets and stockholders' equity were $6.0 billion and $1.2 billion, respectively. During the six months ended September 30, 2002, cash and cash equivalents increased $91.5 million. Cash flows from operating activities provided approximately $64.5 million, primarily attributable to net cash earnings and a decrease in net customer receivables, offset in part by an increase in cash and securities segregated for regulatory purposes and higher levels of firm securities inventory. Cash flows from investing activities used $66.1 million, which included securities purchased under agreements to resell and payments for equipment and leasehold improvements, offset in part by proceeds from sales and maturities of investment securities. Financing activities provided $92.6 million, including $115.0 million, net of repayments, that resulted from the increase in short-term borrowings described above. During the six months ended September 30, 2002, we repurchased

484,000 shares of our stock for $22.3 million and we paid cash dividends of $13.4 million.

Our broker-dealer subsidiaries are subject to the requirements of the Securities and Exchange Commission's Uniform Net Capital Rule, which is designed to measure the general financial soundness and liquidity of broker-dealers. As of September 30, 2002, the broker-dealer subsidiaries had aggregate net capital of $326.6 million, which exceeded minimum net capital requirements by $306.6 million. The amount of the broker-dealers' net assets that may be distributed is subject to restrictions under applicable net capital rules.


Contractual and Contingent Obligations

Legg Mason has contractual obligations to make future payments in connection with our short and long-term debt and non-cancelable lease agreements. In addition, we may also be required to make contingent payments under business purchase agreements if certain future events occur.

The following table sets forth these contractual and contingent obligations by fiscal year:




			 Remaining                             There-
(in millions)              2003     2004   2005   2006   2007   after   Total

Contractual Obligations:
Short-term borrowings by
 contract maturity         $118.5  $   -  $   -  $   -  $   -  $   -  $  118.5
Long-term borrowings by
 contract maturity (a)      109.0   264.0     -   100.0     -   425.0    898.0
Coupon interest on long-
 term borrowings             17.6    35.2   35.2   35.2   31.9   43.0    198.1
Minimum rental commitments   33.8    58.5   48.0   40.1   35.4  108.3    324.1

Total Contractual
 Obligations                278.9   357.7   83.2  175.3   67.3  576.3  1,538.7

Contingent Obligations:
Contingent payments related
 to business acquisitions(b)  0.1     1.0  500.0   13.8  300.0     -     814.9

Total Contractual and
 Contingent Obligations (c)$279.0  $358.7 $583.2 $189.1 $367.3 $576.3 $2,353.6





a) The amount reflected for long-term borrowings due in 2003 represents notes payable of finance subsidiaries. This obligation will be funded by proceeds from the related investments, which will mature or are available for sale in 2003. Payments in 2004 reflect amounts that may be due to holders of the zero coupon convertible senior notes, which represents the accreted value on the earliest possible date that the holders may require us to purchase the notes. Legg Mason has the option to pay the purchase price in cash, shares of common stock or a combination of both.

b) The amount of contingent payments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of business purchase agreements.

c) The table above does not include approximately $10.0 million in capital commitments to investment partnerships in which Legg Mason is a limited partner. These obligations will be funded, as required, through the end of the commitment periods that range from 2005 to 2010.


Critical Accounting Policies

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding the reported results of operations and the financial position of Legg
Mason. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on our consolidated financial statements. During the six months ended September 30, 2002, except for the Collateralized Debt Obligation ("CDO") described below, there were no material changes to the matters discussed under the heading "Critical Accounting Policies" in Part II,
Item 7 of Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

During the period, one of our asset management subsidiaries established a CDO special purpose entity ("SPE") as an investment vehicle for clients with assets of approximately $500 million. Legg Mason did not sell any assets to the CDO and does not own an equity interest in the entity. We are the collateral manager and may be removed as collateral manager under certain conditions. As such, in accordance with accounting principles, we do not consolidate this entity.


Forward-Looking Statements

Legg Mason has made in this report, and from time to time may otherwise make in its public filings, press releases and statements by Company management, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Legg Mason's operations, economic performance and financial condition. The words or phrases "can be", "may be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements.
Such forward-looking statements are subject to various known and unknown risks and uncertainties and Legg Mason cautions readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond Legg Mason's control, in addition to those discussed elsewhere herein, in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2002 under the heading "Business-Factors Affecting the Company and the

Financial Services Industry," and in Legg Mason's other public filings, press releases and statements by Company management, including (i) the volatile and competitive nature of the financial services business, (ii) changes in domestic and foreign economic and market conditions, including, without limitation, the duration and severity of the current difficult conditions in the equity markets,
(iii) the effect of federal, state and foreign regulation on Legg Mason's business, including, without limitation, the effects that the current regulatory proceedings and investigations into research analyst conflicts in the financial services industry may have on Legg Mason's investment banking, institutional sales or retail brokerage businesses, all of which have historically received support from Legg Mason's equity research department, (iv) market, credit and liquidity risks associated with Legg Mason's investment management, underwriting, securities trading and market-making activities, (v) impairment of acquired intangible assets and goodwill, (vi) potential restrictions on the business of, and withdrawal of capital from, certain subsidiaries of Legg Mason due to net capital requirements,
(vii) potential liability under federal and state securities laws and other laws and regulations governing Legg Mason's business, (viii) the relative investment performance of Legg Mason-sponsored investment funds and other asset management products compared with competing offerings and market indices, (ix) the ability of Legg Mason to maintain investment management and administrative fees at current levels, (x) the level of margin and customer account balances, (xi) the ability to attract and retain key personnel and (xii) the effect of acquisitions, including prior acquisitions. Due to such risks, uncertainties and other factors, Legg Mason cautions each person receiving such forward-looking information not to place undue reliance on such statements. All such forward-looking statements are current only as of the date on which such statements were made. Legg Mason does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Recent Accounting Developments

The following pronouncements have been issued by the Financial
Accounting Standards Board ("FASB").

Statement of Financial Accounting Standards ("SFAS") No. 143,
"Accounting for Asset Retirement Obligations" requires the fair value of a liability to be recorded for costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred if it can be reasonably estimated.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement principally deals with implementation issues of SFAS No. 121, including developing a single accounting model for long-lived assets to be disposed of by sale.

SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64,
Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" primarily provides guidance for reporting gains and losses from extinguishments of debt and sale-leaseback transactions.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

During the six months ended September 30, 2002, SFAS Nos. 143, 144 and 145 became effective and did not impact our consolidated financial statements at September 30, 2002.

Legg Mason has not yet determined the impact of adoption of SFAS No.
146.


Item 3. Quantitative and Qualitative Disclosures About Market Risk

During the six months ended September 30, 2002, there were no material changes to the information contained in Part II, Item 7A of Legg Mason's Annual Report on Form 10-K for the fiscal year ended
March 31, 2002.


Item 4. Controls and Procedures

As of a date within 90 days of the filing of this Form 10-Q, an evaluation of the effectiveness of the design and operation of Legg Mason's disclosure controls and procedures was performed under the supervision and with the participation of Legg Mason's management, including the Chief Executive Officer and the Principal Financial Officer. Based on that evaluation,
Legg Mason's management, including its Chief Executive Officer and its Principal Financial Officer, concluded that Legg Mason's disclosure controls and procedures were effective in timely alerting management, including the Chief Executive Officer and the Principal Financial Officer, of material information about Legg Mason required to be included in periodic Securities and Exchange Commission filings. However, in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. There have been no significant changes in Legg Mason's internal controls or in other factors that could significantly affect its internal controls subsequent to the date of the evaluation.

PART II.  OTHER INFORMATION

Item 4. Submission of Matters to a Vote of Security Holders.

	Registrant's annual meeting of stockholders was held July 23, 2002. In the election of directors, the five director nominees were elected with the following votes:


			   Votes
			   Cast            For          Withhold

Nicholas J. St. George  62,530,051      61,443,649      1,086,402
Richard J. Himelfarb    62,530,051      54,237,339      8,292,712
Roger W. Schipke        62,530,051      61,394,181      1,135,870
Edward I. O'Brien       62,530,051      61,448,752      1,081,299
Kurt L. Schmoke         62,530,051      61,300,313      1,229,738


Item 6.   Exhibits and Reports on Form 8-K

	(a) Exhibits

	    3.1 Articles of Incorporation of Legg Mason, as amended (incorporated by reference to Form 10-Q for the quarter ended September
		  30, 2000)

	    3.2   By-laws of Legg Mason as amended and restated
		  April 25, 1988 (incorporated by reference to
		  Legg Mason's Annual Report on Form 10-K for the year ended March 31, 1988)

	    12.   Computation of consolidated ratios of
		  earnings to fixed charges


	(b) A report on Form 8-K was filed on August 9, 2002 reporting under Item 9.

				SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


				 LEGG MASON, INC.
				    (Registrant)


DATE:  November 13, 2002                 /s/Timothy C. Scheve
					Timothy C. Scheve
					Senior Executive Vice President





DATE:  November 13, 2002                /s/Charles J. Daley, Jr.
					Charles J. Daley, Jr.
					Senior Vice President and
					Treasurer

				CERTIFICATIONS

I, Raymond A. Mason, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Legg Mason, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the
"Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.





DATE:  November 13, 2002        /s/Raymond A. Mason
				Raymond A. Mason
				Chairman, President and
				Chief Executive Officer

I, Charles J. Daley, Jr., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Legg Mason, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the
"Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.





DATE:  November 13, 2002       /s/Charles J. Daley, Jr.
			      Charles J. Daley, Jr.
			      Principal Financial Officer

			INDEX TO EXHIBITS

3.1 Articles of Incorporation of Legg Mason, as amended (incorporated by reference to Form 10-Q for the quarter ended September
	30, 2000)

3.2     By-laws of Legg Mason as amended and restated
	April 25, 1988 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1988)

12.     Computation of consolidated ratios of
	earnings to fixed charges